[On Colgate -Palmolive Company Letterhead]

Via Edgar and Facsimile

April 15, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re: Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012 and Definitive Proxy
Statement on Schedule 14A (File No. 1-644)

Dear Mr. Decker:
We are in receipt of your letter dated April 5, 2013 regarding our most recently filed Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A as indicated above.
As discussed with Ms. Lisa Etheredge of your office, given the proximity of the requested response date to the anticipated filing date of our Quarterly Report of Form 10-Q for the three-month period ended March 31, 2013 and the date of our Annual Shareholder Meeting which is May 10, 2013 and to ensure your comments receive our full care and consideration, we respectfully request a two-week extension until May 3, 2013 to respond to your comments.
If you have any question or concerns, please do not hesitate to contact me at 212-310-2636.

Very truly yours,
/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc: Ms. Lisa Etheredge
Ms. Asia Timmons-Pierce

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